UNITED STATES
SECURITIES AND EXCHANGECOMMISSION
Washington. D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66774

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** AND ENDING **12/31/06**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Centerview Partners LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

640 Fifth Avenue, 19th Floor
(No and Street)

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

New York (City) **NY** (State) **10019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne Vicari **(212) 380-2650**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel & Starr, Certified Public Accountants, LLP
(Name – *if individual, state last, first, middle name*)

404 Park Avenue South, 6th Floor (Address) **New York** (City) **NY** (State) **10016** (Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
202
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Jeanne Vicari, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Centerview Partners LLC, as of December 31, 2006, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Jeanne Vicari
Vice president & Controller

Subscribed & Sworn to before me
this 27th day of February, 2007



Notary Public

ERIN M. LAHAR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LA6143646
Qualified in Orange County
Commission Expires April 10, 2010

FRANKEL & STARR
Certified Public Accountants, LLP
(212) 683-5100
Fax: (212) 683-5121

404 Park Avenue South,
6th Floor
New York, NY 10016

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Member of Centerview Partners LLC

We have audited the accompanying statement of financial condition of Centerview Partners LLC (the Company) as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above present fairly, in all material respects, the financial position of Centerview Partners LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Frankel & Starr, Certified Public Accountants, LLP

Frankel & Starr, Certified Public Accountants, LLP

February 27, 2007

New York, NY

CENTERVIEW PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
(Dollars in 000's)

Assets	
Cash	$ 4,046
Accounts receivable	35
Due from member	42
Other assets	58
Total assets	$ 4,181
Liabilities and Member's Capital	
Accounts payable and accrued expenses	64
Total liabilities	64
Commitments and contingencies	
Member's capital	4,117
Total liabilities and member's capital	$ 4,181

The accompanying notes are an integral part of this financial statement.

CENTERVIEW PARTNERS LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF OPERATION

Centerview Partners LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is wholly owned by Centerview Partners Holdings LLC (the "Parent" or "Member"). One June 9, 2006, the Company changed its name from Pruzan & Co. LLC to Centerview Partners LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company provides investment banking and strategic advisory services to a select client base.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying financial statement has been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect at year-end. An allowance for expected losses was deemed to be zero at December 31, 2006.

NOTE 3 – CONCENTRATION OF RISK

Cash

During the year ended December 31, 2006, bank account balances exceeded the Federal Deposit Insurance Corporate ("FDIC") limit of $100,000. At December 31, 2006, the bank balances exceeded the insured FDIC limit by approximately $3,874,000.

NOTE 4 – DUE FROM MEMBER / RELATED PARTY

The Company is a party to a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Borrowings, which are due on demand, incur interest each month on the average monthly balance at the Applicable Federal Short-Term Rate in effect for that month. The net effect of these items is included in the balance due from member.

The Company is a party to an Expense Sharing Agreement with its Parent. Under terms of this agreement, the Parent pays all rent and other charges related to the premises, owns all fixed assets located at the premises and records all depreciation and amortization.

As of December 31, 2006, the Company has a balance due from the Parent of approximately $42,000.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain a net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of approximately $3,982,000 which exceeded the requirement of $5,000 by $3,977,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.016:1.

END